UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 5 November 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

RESULTS
FOR THE FIRST
QUARTER ENDED
30 SEPTEMBER 2014
Q1 FY15
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
RESULTS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2014
Quarter
September
2014
Quarter
June
2014
Q-on-Q
variance
%
Gold produced
– kg
9 435
8 935 6
– oz
303 341
287 266 6
Cash operating costs
– R/kg
355 693
341 864 (4)
– US$/oz
1 028
1 011 (2)
Gold sold
– kg
9 987
8 635 16
– oz
321 089
277 621 16
Underground grade – g/t
4.84
4.66 4
All-in sustaining costs
– R/kg
431 063
428 383 (1)
– US$/oz
1 245
1 267 2
Gold price received
– R/kg
443 690
435 775 2
– US$/oz
1 282
1 289 (1)
Production profit
– R million
913
847 8
– US$ million
85
81 5
Basic (loss)/earnings per share
– SAc/s
(61)
(282) 78
– USc/s
(6)
(27) 78
Headline (loss)/earnings
– Rm
(266)
129 >(100)
– US$m
(25)
12 >(100)
Headline (loss)/earnings per share
– SAc/s
(61)
30 >(100)
– USc/s
(6)
3 >(100)
KEY FEATURES
Quarter on quarter
6% increase in gold production to 9 435kg (303 341oz)
8% increase in production profit at R913 million (US$85 million)
Grade continues to increase
•
4% improvement in underground recovered grade at 4.84g/t
•
on back of 5% improvement in recovered grade for the year ended 30 June 2014
18% increase in revenue to R4.4 billion (US$412 million)
Net debt reduced from R1.0 billion to R771 million (from US$98 million to US$68 million)
Net loss reduced by 78% to R266 million loss (US$25 million)
FORWARD-LOOKING STATEMENTS
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-
economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report and the Form 20-F filed with the United States’ Securities and Exchange
Commission for the financial year ended 30 June 2014 are available on our website at
http://www.harmony.co.za/investors/reporting/annual-reports.

CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Email: HarmonyIR@harmony.co.za
Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228
COMPETENT PERSON’S DECLARATION
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
In South Africa Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and Reserves  South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy
(SAIMM).
Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 25 years relevant experience and is a member of the Australian
Institute of Mining and Metallurgy (AusIMM).
Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
Mineral Resource and Reserve information as at 30 June 2014 has not changed.

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

CONTENTS
SHAREHOLDER INFORMATION
Contact details and competent persons’ declaration
1
Message from the chief executive officer
3
Operational results – quarter on quarter (Rand/Metric)
(US$/Imperial)
5
Condensed consolidated income statements (Rand)
7
Condensed consolidated statements of
comprehensive income (Rand)
8
Condensed consolidated statements of changes in
equity (Rand)
8
Condensed consolidated balance sheets (Rand)
9
Condensed consolidated cash flow statements (Rand)
10
Notes to the condensed consolidated financial
statements
11
Segment report (Rand/Metric)
15
Operational results – (US$/Imperial)
17
Condensed consolidated income statements (US$)
19
Condensed consolidated statements of
comprehensive income (US$)
20
Condensed consolidated statements of changes in
equity (US$)
20
Condensed consolidated balance sheets (US$)
21
Condensed consolidated cash flow statements (US$)
22
Segment report (US$/Imperial)
23
Development results – Metric and Imperial
24
Issued ordinary share capital at 30 September 2014
435 825 447
Issued ordinary share capital at 30 June 2014
435 825 447
Market capitalisation
At 30 September 2014 (ZARm)
10 765
At 30 September 2014 (US$m)
953
At 30 June 2014 (ZARm)
13 576
At 30 June 2014 (US$m)
1 276
Harmony ordinary share and ADR prices
12-month high (1 October 2013 –
30 September 2014) for ordinary shares
40.32
12-month low (1 October 2013 –
30 September 2014) for ordinary shares
24.48
12-month high (1 October 2013 –
30 September 2014) for ADRs
3.77
12-month low (1 October 2013 –
30 September 2014) for ADRs
2.16
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 July – 30 September 2014
closing prices)
R24.70 – R35.21
Average daily volume for the quarter
(1 July to 30 September 2014)
706 279 shares
Range for quarter (1 April – 30 June 2014
closing prices)
R27.72 – R35.60
Average daily volume for the quarter
(1 April – 30 June 2014)
946 701 shares
New York Stock Exchange including other
US trading platforms
HMY
Range for quarter (1 July – 30 September 2014
closing prices)
US$2.16 – US$3.29
Average daily volume for the quarter
(1 July to 30 September 2014)
1 771 208 shares
Range for quarter (1 April – 30 June 2014
closing prices)
US$2.61 – US$3.34
Average daily volume for the quarter
(1 April – 30 June 2014)
2 020 458 shares
Investors’ calendar
2014/2015
Annual General Meeting
21 November 2014
Q2 FY15 live presentation from Cape Town
9 February 2015
Q3 FY15 presentation (webcast and conference
calls only)
8 May 2015
Q4 FY15 live presentation from Johannesburg
18 August 2015
Q1 FY15 presentation (webcast and conference
calls only)
5 November 2015

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
1. SAFETY
During the quarter, we continued our efforts to improve our safety.
These actions included regular visits by senior management  to underground workplaces, creating safety awareness through
increased communication and engagement with our employees
and enforcing safety accountability at each of our operations.
A majority of our operations reported safety achievements during the quarter.
It is with deep regret that I report that two people were fatally injured in two separate incidences. They were Mhanjelwa Cebani
(driller at Doornkop) and Mmaneo Florisa Muso (tramming crew supervisor at Tshepong). My sincere condolences go to the families, friends and colleagues of these employees.
2. GOLD MARKET
We are gold bulls and believe that the company must continue to be competitive in times of low gold prices to ensure that when the gold price strengthens, we will reap the benefits for all our stakeholders.
During the September 2014 quarter the US dollar gold price
received remained stable at US$1 282/oz (US$1 289/oz in the June
2014 quarter). As a South African gold producer we continue
to benefit from a weaker Rand. A 2% weakening in the Rand
US dollar exchange rate to R10.77/US$ resulted in a 2% increase in the Rand gold price received for the September 2014 quarter.
The Rand gold price received increased from R435 775/kg in the previous quarter to R443 690/kg in the quarter under review.
Our business plans for the financial year (FY15) were designed to ensure that the company is profitable and cash generative at a gold price of R425 000/kg. As 91% of our gold production
is produced in South Africa, the Rand US dollar exchange rate remains important.
We continue to assess our operational performance at current gold price levels (see paragraphs 8 and 9 below). Corporate and service costs have been reduced and we continue to look at ways of further reducing it.
3. OPERATIONAL RESULTS
Harmony’s underground grade continued to improve quarter on
quarter. In the September 2014 quarter, underground recovered grade improved by 4% to 4.84g/t, on the back of a 5% year-on-
year increase in recovered grade at the end of June 2014.
Quarter on quarter gold production increased by 6%
(500 kilograms) to 9 435kg. The following operations contributed to higher gold production:
• Bambanani increased its tonnes milled by 20%, whilst recovered grade improved by 10% to 12.32g/t
• Target 1 improved recovered grade by 18% to 5.69g/t while
tonnes milled decreased by 11%
• Target 3 improved recovered grade by 25% to 5.46g/t in the quarter under review. Tonnes milled increased by 14%
• Phakisa increased its tonnes milled by 8%. Recovered grade was 3% higher at 5.41g/t
• Doornkop increased its recovered grade by 38% to 4.55g/t
• Unisel improved both tonnes milled and recovered grade by
16% and 5% respectively
• Masimong increased tonnes milled by 19%, but recovered
grade decreased by 5% to 3.77g/t, due to increased stoping
width during the quarter. Masimong’s grade is expected to
return to its previous level in the next quarter
• Kalgold improved both tonnes milled and recovered grade by
1% and 20% respectively
• Phoenix tailings increased tonnes milled with 3% and improved recovered grade from 0.12g/t to 0.14g/t
Gold production at Tshepong, Joel and Hidden Valley were lower due to lower face grades being mined at Tshepong and Joel and the ore blend between the Hamata and Kaveroi pits at Hidden
Valley. Kusasalethu did not achieve its planned production during the quarter, due to equipment failures in the metallurgical plant.
Production at the surface dumps reduced by 1% (-3kg) mainly
due to a 2% decrease in tonnes milled while the recovered grade remained stable at 0.35g/t.
4. FINANCIAL RESULTS
4.1 Revenue
Revenue increased by R668 million (18%) to R4 431 million as a result of the 16% increase in gold sold to 9 987kg and a 2%
increase in the Rand gold price received at R443 690/kg in the
September 2014 quarter.
4.2 Production costs
The increase in production costs in the September 2014 quarter is mainly as a result of gold stock movements of R301 million due to more gold being sold than produced. Increases in electricity costs (due to winter tariffs) and the annual labour cost increase accounted for R272 million of the total increase.
4.3 Amortisation and depreciation
Depreciation increased by R124 million, mainly due to the increase in production and an increase in the depreciation rates at certain mines following the completion of the new business plans.
4.4 Other (expenses)/income – net
The increase to R187 million in expenses in the September 2014 quarter is mainly due to the foreign exchange translation loss of
R192 million recorded on the US dollar syndicated loan, resulting from the Rand weakening from R10.61/US$1 at 30 June 2014 to
R11.32/US$1 at 30 September 2014.
4.5 Loss per share
The loss per share of 61 SA cents for the September 2014 quarter reduced from the loss per share of 282 SA cents for the June 2014 quarter.
4.6 Borrowings
The drawn down amount on the US dollar syndicated loan
remained unchanged at US$270 million. However, the weakening of the Rand against the dollar exchange rate resulted in an increase in the balance in Rand terms. The balance is due at the end of
September 2015 and has been reclassified to current liabilities.
4.7 Cash and cash equivalents
Cash balances increased by R452 million to R2 281 million mainly as a result of the increase in revenue from more gold produced and sold, as well as increased receipts from debtors during the quarter.
5. RECOGNITION AWARD FOR HARMONY’S
CARBON DISCLOSURE AND REPORTING
Harmony has been recognised by the CDP South Africa as the
top scorer in the CDP South Africa Climate Change Report 2014 published on 15 October 2014. CDP represents 767 investors
globally who owns around US$92 trillion in assets.

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

Harmony attained a score of 100% for carbon disclosure and band
“A” performance for leadership in respect of energy and climate change. CDP assesses companies’ responses against two parallel scoring schemes, namely performance and disclosure. The highest scoring companies for performance and/or disclosure enter
the Climate Performance Leadership Index and/or the Climate
Disclosure Leadership Index.
Harmony is the only South African company to have received
platinum awards in both the disclosure category and performance categories.
6. WHITE RIVERS EXPLORATION (PTY) LIMITED
(“WHITE RIVERS”) TRANSACTION
Harmony and White Rivers entered into an agreement on
12  September 2014, the main objective being to establish an exploration joint venture to explore and develop potential gold resources at White Rivers’ Beisa Project and abutting exploration areas within Harmony’s adjacent Target mine. Entering into
the joint venture allows both Harmony and White Rivers the
opportunity to further enhance the value that mining contributes in the Free State, extending the life of mining communities beyond
Harmony’s current life of mine.
Under the terms of the agreement, Harmony will have an initial
35% interest in the exploration joint venture, with White Rivers funding and managing exploration activities to prefeasibility study level.
7. EXPLORATION
7.1 Golpu
Golpu’s new prefeasibility study is close to being finalised. Our considerations for the new targeted outcome include:
• return on investment
• project with lower capital
• near term cash flow
We aim to share the details of the prefeasibility study with the market in December 2014.
7.2 Kili Teke – more good news from Papua New
Guinea
Some exciting initial results were reported from one of Harmony’s
100% owned exploration areas, Kili Teke in the Papua New Guinea highlands (near Porgera). The results from surface sampling outline a kilometer scale, copper-gold geochemical porphyry with values of around 2.7% copper and 5.2 g/t gold.
8. TARGET 3 PLACED ON CARE AND
MAINTENANCE
Following the suspension of mining operations at Target 3 at the end of the September 2014 quarter, the mine has been placed on care and maintenance.
9. POST QUARTER END – KUSASALETHU
As per the announcement released on 31 October 2014 (refer
www.harmony.co.za/investors), Harmony management decided to
close Kusasalethu for a two week period with the aim to remove all illegal miners, as well as complete all security and access control measures. No production will occur during this period and employees will be sent on leave.
The decision comes after a third underground fire in October
2014 month was started by illegal miners. Although no one was
THE INVESTMENT CASE FOR HARMONY
Firstly, we are the most efficient South African gold miner, by focusing on ways to improve our safety, production and cash operating costs. In addition, we are a company that’s focused on the future. An investment in us is not just for short-term gain – we aim to provide increasing long-term benefits. We are able to do this primarily by funding our own capital, which puts us in control of our business and enables us to make decisions that have a real impact on our profitability.
Secondly, we produce more than one million ounces of gold and being a leveraged gold company means that should the gold price rise our margins would improve dramatically in percentage terms. Management clearly understands this and we continue to make tough decisions in loss-making operations when the gold price softens. However,
Harmony has a huge potential upside when the gold price strengthens, as we believe it will in the medium to long term.
One of our key strengths at Harmony is our understanding of where we operate – on both an economic and a social level. The countries in which we operate and have experience, South Africa and Papua New
Guinea, are both emerging economies. They are developing countries and we are able to contribute to local communities in a way that can make a lasting difference. For this reason, we wholeheartedly embrace our social licences to mine and endeavour to go beyond compliance.
The final reason to invest in Harmony is Golpu. It’s a resource that we’re sure will develop into a world-class copper gold mine, and will allow us to sustain our business well into the future.
Extract from the Integrated Report for the financial year 2014
“Chief executive officer discusses the major issues of FY14 and beyond”
www.harmony.co.za
harmed in any of these fires, it did result in ten production days lost in October.
Harmony is adopting an uncompromising stance towards these
activities and is working with organised labour and the regulatory authorities to do so. Harmony is implementing increased security and improved clocking-in systems to tighten control on who enters and exits its mines. The company also regularly inspects closed-
up sections to ensure that they remain sealed off and cannot be accessed illegally.
These illegal mining activities pose a threat not only to the illegal miners’ own health and safety, but also to the safety of employees.
Very often these activities result in damage to property and mining equipment and disruption to operations due to negligence,
sabotage, theft and vandalism. The activities of illegal miners can also cause pollution, underground fires and deplete mineral deposits, potentially making the future mining of such deposits uneconomical.
Kusasalethu’s production has continued to be problematic and management is working on an alternative plan to return the mine to profitability.
10. IN CONCLUSION
Our efforts to improve efficiencies are aimed not only at mining and processing, but in every aspect of our business. We believe that Harmony remains undervalued and that its successes are not currently factored into the share price.
Graham Briggs
Chief executive officer

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

5
OPERATING RESULTS (RAND/METRIC) (US$/IMPERIAL)

South Africa

Total
Harmony

Three
months
Ended
Underground production
Surface production
Total
South
Africa
Hidden
Valley
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1 Bambanani
Joel
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Sep-14
290
136
158
259
185
183
59
146
114
81
1 611
1 609
636
393
2 638
4 249
521
4 770
Jun-14 286 161 146 247 156 206 49 152 98 71 1 572 1 564 649 388 2 601 4 173 525 4 698
Gold produced
– kg
Sep-14
1 334
619
855
1 078
698
1 042
727
533
477
442
7 805
233
222
326
781
8 586
849
9 435
Jun-14 1 353 532 763 1 188 616 998 549 619 392 311 7 321 192 225 268 685 8 006 929 8 935
Gold produced
– oz
Sep-14
42 889
19 901
27 489
34 658
22 441
33 501
23 374
17 136
15 336
14 211
250 936
7 491
7 137
10 481
25 109
276 045
27 296
303 341
Jun-14 43 500 17 104 24 531 38 195 19 805 32 086 17 651 19 901 12 603 9 999 235 375 6 173 7 234 8 616 22 023 257 398 29 868 287 266
Yield
– g/tonne
Sep-14
4.60
4.55
5.41
4.16
3.77
5.69
12.32
3.65
4.18
5.46
4.84
0.14
0.35
0.83
0.30
2.02
1.63
1.98
Jun-14 4.73 3.30 5.23 4.81 3.95 4.84 11.20 4.07 4.00 4.38 4.66 0.12 0.35 0.69 0.26 1.92 1.77 1.90
Cash operating
costs
– R/kg
Sep-14
414 573
440 977
346 363
369 139
367 828
285 610
242 113
369 818
371 111
349 385
356 054
328 605
385 590
373 819
363 676
356 748
345 028
355 693
Jun-14 349 534 521 910 367 172 296 997 396 333 283 327 301 040 283 733 379 821 447 550 346 871 352 250 340 707 372 201 356 264 347 675 291 793 341 864
Cash operating
costs
– $/oz
Sep-14
1 198
1 274
1 001
1 067
1 063
825
699
1 069
1 072
1 009
1 029
949
1 114
1 080
1 051
1 031
997
1 028
Jun-14 1 034 1 544 1 086 879 1 173 838 891 839 1 124 1 324 1 026 1 042 1 008 1 101 1 054 1 029 863 1 011
Cash operating
costs
– R/tonne
Sep-14
1 907
2 007
1 874
1 536
1 388
1 626
2 983
1 350
1 553
1 907
1 725
48
135
310
108
721
562
704
Jun-14 1 654 1 725 1 919 1 428 1 565 1 373 3 373 1 155 1 519 1 960 1 615 43 118 257 94 667 516 650
Gold sold
– kg
Sep-14
1 433
697
868
1 096
709
1 090
739
630
485
462
8 209
258
239
358
855
9 064
923
9 987
Jun-14 1 131 458 759 1 181 612 1 103 545 544 390 344 7 067 204 225 273 702 7 769 866 8 635
Gold sold
– oz
Sep-14
46 072
22 409
27 907
35 237
22 795
35 044
23 759
20 255
15 593
14 854
263 925
8 295
7 684
11 510
27 489
291 414
29 675
321 089
Jun-14 36 362 14 725 24 402 37 970 19 676 35 462 17 522 17 490 12 539 11 060 227 208 6 559 7 234 8 777 22 570 249 778 27 843 277 621
Revenue (R’000)
Sep-14
635 948
309 439
385 455
486 350
314 566
483 669
328 079
279 430
215 453
204 975
3 643 364
114 586
106 905
158 640
380 131
4 023 495
407 641
4 431 136
Jun-14 493 055 195 768 332 058 516 839 268 045 482 003 238 972 238 095 170 550 149 999 3 085 384 89 208 93 668 119 767 302 643 3 388 027 374 891 3 762 918
Cash operating
costs
(R’000)
Sep-14
553 041
272 965
296 140
397 932
256 744
297 606
176 016
197 113
177 020
154 428
2 779 005
76 565
85 601
121 865
284 031
3 063 036
292 929
3 355 965
Jun-14 472 920 277 656 280 152 352 833 244 141 282 760 165 271 175 631 148 890 139 188 2 539 442 67 632 76 659 99 750 244 041 2 783 483 271 076 3 054 559
Inventory
movement
(R’000)
Sep-14
29 247
35 654
1 826
9 085
1 274
13 923
(1 481)
25 540
(11)
7 238
122 295
9 620
6 603
9 954
26 177
148 472
13 517
161 989
Jun-14 (83 364) (33 881) (5 436) (11 891) (3 134) 21 428 2 285 (15 350) (1 117) 10 593 (119 867) 786 (203) 3 388 3 971 (115 896) (23 155) (139 051)
Operating costs (R’000)
Sep-14
582 288
308 619
297 966
407 017
258 018
311 529
174 535
222 653
177 009
161 666
2 901 300
86 185
92 204
131 819
310 208
3 211 508
306 446
3 517 954
Jun-14 389 556 243 775 274 716 340 942 241 007 304 188 167 556 160 281 147 773 149 781 2 419 575 68 418 76 456 103 138 248 012 2 667 587 247 921 2 915 508
Production
profit/(loss)
(R’000)
Sep-14
53 660
820
87 489
79 333
56 548
172 140
153 544
56 777
38 444
43 309
742 064
28 401
14 701
26 821
69 923
811 987
101 195
913 182
Jun-14 103 499 (48 007) 57 342 175 897 27 038 177 815 71 416 77 814 22 777 218 665 809 20 790 17 212 16 629 54 631 720 440 126 970 847 410
Production
profit/(loss)
($’000)
Sep-14
4 984
76
8 127
7 370
5 253
15 991
14 264
5 275
3 571
4 023
68 934
2 638
1 366
2 490
6 494
75 428
9 400
84 828
Jun-14 9 844 (4 566) 5 454 16 730 2 571 16 913 6 793 7 401 2 167 20 63 327 1 977 1 636 1 582 5 195 68 522 12 076 80 598
Capital
expenditure
(R’000)
Sep-14
124 368
55 554
85 185
83 513
40 526
73 614
24 540
30 778
29 229
20 437
567 744
634
503
6 420
7 557
575 301
21 153
596 454
Jun-14 142 781 59 675 96 274 82 806 46 330 75 609 39 240 36 572 23 209 28 923 631 419 683 3 100 7 026 10 809 642 228 33 561 675 789
Capital
expenditure
($’000)
Sep-14
11 553
5 160
7 913
7 758
3 765
6 838
2 280
2 859
2 715
1 898
52 739
59
47
596
702
53 441
1 965
55 406
Jun-14 13 581 5 676 9 157 7 876 4 407 7 192 3 732 3 479 2 208 2 751 60 059 65 295 668 1 028 61 087 3 192 64 279
Adjusted
operating costs
– R/kg
Sep-14
415 112
452 885
349 811
377 677
370 678
290 243
241 208
358 710
371 633
354 776
360 050
334 150
385 791
372 575
364 675
360 548
332 683
357 974
Jun-14 348 804 548 431 368 133 294 107 395 334 279 358 312 620 299 867 385 498 444 310 347 984 335 444 339 804 396 904 360 742 349 039 288 118 342 933
Adjusted
operating costs
– $/oz
Sep-14
1 199
1 308
1 011
1 091
1 071
839
697
1 036
1 074
1 025
1 040
965
1 115
1 076
1 054
1 042
960
1 034
Jun-14 1 032 1 622 1 089 870 1 170 826 925 887 1 140 1 314 1 029 992 1 005 1 174 1 067 1 033 847 1 015
All-in sustaining
costs
– R/kg
Sep-14
516 475
542 644
455 711
467 277
443 372
369 043
271 532
402 722
446 757
410 359
438 942
336 607
398 180
404 573
382 277
433 919
403 002
431 063
Jun-14 489 102 688 392 491 231 375 224 485 991 358 028 362 042 344 922 459 398 538 569 442 360 338 792 363 737 434 223 383 899 437 028 350 783 428 383
All-in sustaining
costs
– $/oz
Sep-14
1 492
1 568
1 317
1 350
1 281
1 066
785
1 164
1 291
1 186
1 268
973
1 150
1 169
1 104
1 254
1 163
1 245
Jun-14 1 447 2 037 1 453 1 110 1 438 1 059 1 071 1 020 1 359 1 593 1 309 1 002 1 076 1 285 1 136 1 293 1 032 1 267

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
Figures in million
Note
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
30 September
2013
(Unaudited)
Revenue
4 431
3 763 4 018
15 682
Cost of sales 2
(4 319)
(4 941) (3 735)
(16 088)
Production costs
(3 518)
(2 916) (2 981)
(11 888)
Amortisation and depreciation
(650)
(526) (577)
(2 143)
Impairment of assets
–
(1 410) –
(1 439)
Other items
(151)
(89) (177)
(618)
Gross profit/(loss)
112
(1 178) 283
(406)
Corporate, administration and other expenditure
(111)
(112) (108)
(430)
Social investment expenditure
(24)
(21) (38)
(88)
Exploration expenditure
(85)
(114) (142)
(458)
Profit on sale of property, plant and equipment
–
30 –
30
Other (expenses)/income – net 5
(187)
(47) 1
(208)
Operating loss
(295)
(1 442) (4)
(1 560)
(Loss)/profit from associates 4
–
(125) 3
(109)
Profit on disposal/(impairment) of investments
–
14 (7)
7
Net gain on financial instruments
7
32 74
170
Investment income
51
61 45
220
Finance cost
(65)
(101) (60)
(277)
(Loss)/profit before taxation
(302)
(1 561) 51
(1 549)
Taxation
36
338 (38)
279
Normal taxation
1
1 (49)
(24)
Deferred taxation
35
337 11
303
Net (loss)/profit for the period
(266)
(1 223) 13
(1 270)
Attributable to:
Owners of the parent
(266)
(1 223) 13
(1 270)
(Loss)/earnings per ordinary share (cents)
3
Basic (loss)/earnings
(61)
(282) 3
(293)
Diluted (loss)/earnings
(61)
(282) 3
(293)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RAND)
Figures in million
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
30 September
2013
(Unaudited)
Net (loss)/profit for the period
(266)
(1 223) 13
(1 270)
Other comprehensive income/(loss) for the period,
net of income tax
179
624 (695)
(140)
Items that may be reclassified subsequently
to profit or loss:
179
655 (695)
(109)
Foreign exchange translation
179
668 (694)
(108)
Movements on investments
–
(13) (1)
(1)
Items that will not be reclassified to profit or loss:
–
(31) –
(31)
Actuarial loss recognised during the year
–
(38) –
(38)
Deferred taxation thereon
–
7 –
7
Total comprehensive loss for the period
(87)
(599) (682)
(1 410)
Attributable to:
Owners of the parent
(87)
(599) (682)
(1 410)
The accompanying notes are an integral part of these condensed consolidated financial statements.
The unaudited condensed consolidated financial statements for the three months ended 30 September 2014 have been prepared by
Harmony Gold Mining Company Limited’s corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.
Figures in million
Share
capital
Other
reserves
(Accumulated
loss)/
retained
earnings
Total
Balance – 30 June 2014
28 325
3 539
(822)
31 042
Share-based payments
–
69
–
69
Net loss for the period
–
–
(266)
(266)
Other comprehensive income for the period
–
179
–
179
Balance – 30 September 2014
28 325
3 787
(1 088)
31 024
Balance – 30 June 2013 28 325 3 442 448 32 215
Share-based payments – 43 – 43
Net profit for the period – – 13 13
Other comprehensive loss for the period – (695) – (695)
Balance – 30 September 2013
28 325 2 790 461 31 576
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)
for the three months ended 30 September 2014 (unaudited)

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)
Figures in million
Note
At
30 September
2014
(Unaudited)
At
30 June
2014
(Audited)
At
30 September
2013
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
33 232
33 069 32 195
Intangible assets
885
886 2 191
Restricted cash
38
42 38
Restricted investments
2 329
2 299 2 143
Deferred tax assets
76
81 93
Investments in associates 4
–
– 112
Investments in financial assets
4
4 42
Inventories
50
50 57
Total non-current assets
36 614
36 431 36 871
Current assets
Inventories
1 390
1 534 1 482
Trade and other receivables
693
951 1 238
Income and mining taxes
94
110 103
Restricted cash
15
15 –
Cash and cash equivalents
2 281
1 829 2 288
Total current assets
4 473
4 439 5 111
Total assets
41 087
40 870 41 982
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 325
28 325 28 325
Other reserves
3 787
3 539 2 790
(Accumulated loss)/retained earnings
(1 088)
(822) 461
Total equity
31 024
31 042 31 576
Non-current liabilities
Deferred tax liabilities
2 640
2 680 2 998
Provision for environmental rehabilitation
2 148
2 098 1 990
Retirement benefit obligation
251
247 198
Other non-current liabilities 6
40
95 63
Borrowings 5
–
2 860 2 868
Total non-current liabilities
5 079
7 980 8 117
Current liabilities
Borrowings
5
3 052
– 291
Income and mining taxes
9
– 24
Trade and other payables 6
1 923
1 848 1 974
Total current liabilities
4 984
1 848 2 289
Total equity and liabilities
41 087
40 870 41 982
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)
Figures in million
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
Restated*
30 September
2013
(Unaudited)
Restated
#
Cash flow from operating activities
Cash generated by operations
1 071
443 295
2 247
Interest and dividends received
25
47 26
139
Interest paid
(23)
(32) (29)
(121)
Income and mining taxes refunded
25
31 –
3
Cash generated by operating activities
1 098
489 292
2 268
Cash flow from investing activities
Decrease/(increase) in restricted cash
4
(3) –
(6)
Decrease/(increase) in restricted investments
1
(24) –
(24)
Proceeds on disposal of investments
–
51 –
51
Net additions to property, plant and equipment
1
(651)
(699) (684)
(2 661)
Cash utilised by investing activities
(646)
(675) (684)
(2 640)
Cash flow from financing activities
Borrowings raised
–
– 612
612
Borrowings repaid
–
– (3)
(468)
Cash generated by financing activities
–
– 609
144
Foreign currency translation adjustments
–
7 (18)
(32)
Net increase/(decrease) in cash and cash equivalents
452
(179) 199
(260)
Cash and cash equivalents – beginning of period
1 829
2 008 2 089
2 089
Cash and cash equivalents – end of period
2 281
1 829 2 288
1 829
1
Includes capital expenditure for Wafi-Golpu and other international projects of R15 million in the September 2014 quarter (June 2014 quarter: R12 million) (September
2013 quarter: Rnil) and R12 million in the year ended 30 June 2014.
* Cash generated by operating activities and cash utilised by investing activities previously reported as R470 million and (R656 million) restated to R489 million and
(R675 million) respectively in the June 2014 quarter. This is mainly related to the change in accounting policy for IFRIC 20.
# Cash generated by operating activities and cash utilised by investing activities previously reported as R235 million and (R627 million) restated to R292 million and
(R684 million) respectively in the September 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.
The accompanying notes are an integral part of these condensed consolidated financial statements.

1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the three months ended 30 September 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
The following accounting standards, amendments to standards and new interpretations have been adopted with effect from
1 July 2014 and had no impact on the financial results of the group:
IFRSs Annual Improvements 2010 – 2012 Cycle
IAS 32 Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21 Levies
2.
Cost of sales
Figures in million
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
30 September
2013
(Unaudited)
Production costs – excluding royalty
3 486
2 891 2 943
11 761
Royalty expense
32
25 38
127
Amortisation and depreciation
650
526 577
2 143
Impairment of assets
1
–
1 410 –
1 439
Rehabilitation expenditure/(credit)
2
14
(9) 15
8
Care and maintenance cost of restructured shafts
17
13 17
66
Employment termination and restructuring costs
3
48
40 94
274
Share-based payments
73
44 51
270
Other
(1)
1 –
–
Total cost of sales
4 319
4 941 3 735
16 088
1
The impairment in the June 2014 quarter consists of an impairment of R1.38 billion on Phakisa, R7 million on Steyn 2 and R21 million on St Helena.
2
Included in the total for the June 2014 quarter is a credit of R21 million relating to the change in estimate following the annual reassessment.
3
Included in the totals for the year ended June 2014 and the June 2014 and September 2013 quarters are amounts relating to the restructuring at Hidden
Valley, while all periods include amounts relating to the voluntary retrenchment packages offered in South Africa. The September 2014 quarter total includes amounts provided for employees of Target 3.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended 30 September 2014 (Rand)

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

3.
(Loss)/earnings per share
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
30 September
2013
(Unaudited)
Weighted average number of shares (million)
434.1
433.9 432.6
433.2
Weighted average number of diluted shares (million)
435.4
435.2 433.0
434.7
Total (loss)/earnings per share (cents):
Basic (loss)/earnings
(61)
(282) 3
(293)
Diluted (loss)/earnings
(61)
(282) 3
(293)
Headline (loss)/earnings
(61)
30 5
26
Diluted headline (loss)/earnings
(61)
30 5
26
Figures in million
Reconciliation of headline (loss)/earnings:
Net (loss)/profit
(266)
(1 223) 13
(1 270)
Adjusted for:
(Profit on disposal)/impairment of investments
1
–
(14) 7
(7)
Impairment of assets
–
1 410 –
1 439
Taxation effect on impairment of assets
–
(20) –
(24)
Profit on sale of property, plant and equipment
–
(30) –
(30)
Taxation effect of profit on sale of property,
plant and equipment
–
6 –
6
Headline (loss)/earnings
(266)
129 20
114
1
There is no taxation effect on these items.
4.
Investment in associate
Harmony holds a 10.38% share in Rand Refinery. Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, and the fact that the annual financial statements for the year ended
30 September 2013 have not been finalised, Harmony has provided for its full share of loss for the inventory discrepancy. Therefore,
Harmony has recognised a R127 million loss in the June 2014 quarter to account for its share of this discrepancy.
As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery’s shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion, which can only be drawn down when there is confirmation that an actual loss has been incurred. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility will be R140 million. Interest on the facility will be
JIBAR plus a margin of 3.5%. The agreements relating to the facility were signed on 23 July 2014.
5.
Borrowings
There were no draw downs made from the US$300 million syndicated revolving credit facility during the September 2014 quarter and the drawn level remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R192 million being recorded in the September 2014 quarter (June 2014 quarter: R11 million), increasing the borrowings balance and Other (expenses)/income – net. The facility is repayable by September 2015. As a result, the borrowings balance was reclassified to current liabilities.
At 30 September 2014, the full amount was available on the Nedbank revolving credit facility of R1.3 billion. The facility is available until December 2016.
6.
Other non-current liabilities
During the September 2014 quarter, negotiations were entered into with the claimants in the matter relating to the pumping and treatment cost of fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. Payment was made to
Simmer and Jack Investments Proprietary Limited as full and final settlement during the quarter, while the full and final settlement to Anglogold Ashanti Limited was made in October 2014. The amount owing to Anglogold Ashanti Limited was reclassified to trade and other payables at 30 September 2014.

7.
Financial risk management activities
Fair value determination
The following table presents the group’s assets and liabilities that are measured at fair value by level within the fair value hierarchy:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2:
Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
Figures in million
At
30 September
2014
(Unaudited)
At
30 June
2014
(Audited)
At
30 September
2013
(Unaudited)
Available-for-sale financial assets
1
Level 1
–
– 37
Level 2
–
– –
Level 3
4
4 5
Fair value through profit or loss
2
Level 1
–
– –
Level 2
632
798 933
Level 3
–
– –
1
Level 1 fair values are directly derived from actively traded shares on the JSE.
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
2
The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.
8.
Commitments and contingencies
Figures in million
At
30 September
2014
(Unaudited)
At
30 June
2014
(Audited)
At
30 September
2013
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
206
157 351
Authorised by the directors but not contracted for
2 359
519 1 835
2 565
676 2 186
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liabilities
For a detailed disclosure on contingent liabilities refer to Harmony’s annual financial statements for the financial year ended
30 June 2014, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since
30 June 2014, except as discussed below:
(a)
During July 2014, Harmony extended an irrevocable, subordinated loan facility to Rand Refinery. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility is R140 million.
Refer to note 4 for further details.
9.
Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. There have been no transactions with related parties during the September 2014 quarter.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED
for the three months ended 30 September 2014 (Rand)

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

10. Subsequent events
(a) Refer to note 6 for subsequent changes relating to the KOSH matter.
(b) Target 3 was closed at the end of the September 2014 quarter and placed on care and maintenance. The section 189 process is still continuing and expected to impact approximately 350 employees. Retrenchment costs are expected to be approximately
R25 million.
(c) On 31 October 2014, Harmony announced that it would be closing Kusasalethu for two weeks, following three underground fires started by illegal miners during October 2014. During this period, management aims to remove all illegal miners as well as complete all security and access control measures needed to tighten control on entry and exit from the mine. No production will occur during this period and employees will be sent on leave. This stoppage, together with the ten production days lost in
October 2014 as a result of the fires, will have a negative impact on Kusasalethu’s results and therefore on the group’s results for the December 2014 quarter.
11. Segment report
The segment report follows on page 15.
12. Reconciliation of segment information to condensed consolidated income statements and balance sheets
Figures in million
Three months ended
30 September
2014
(Unaudited)
30 September
2013
(Unaudited)
The “Reconciliation of segment information to condensed consolidated financial statements”
line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
4 431
4 018
Total segment production costs
(3 518)
(2 981)
Production profit per segment report
913
1 037
Depreciation
(650)
(577)
Other cost of sales items
(151)
(177)
Gross profit as per income statements
1
112
283
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Figures in million
At
30 September
2014
(Unaudited)
At
30 September
2013
(Unaudited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
779
1 155
Undeveloped property
5 139
5 139
Other non-mining assets
143
74
Wafi-Golpu assets
1 140
981
7 201
7 349

Revenue
30 September
Production cost
30 September
Production profit
30 September
Mining assets
30 September
Capital
expenditure
#
30 September
Kilograms
produced
30 September
Tonnes milled
30 September
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
R million
R million
R million
R million
R million
kg
t’000
South Africa
Underground
Kusasalethu
636
471
582
395
54
76
3 666
3 457
124
120
1 334
1 272
290
329
Doornkop
309
342
309
288
–
54
3 343
3 375
55
60
619
765
136
236
Phakisa
385
318
298
265
87
53
4 611
4 534
85
91
855
755
158
156
Tshepong
486
443
407
346
79
97
3 959
3 918
83
68
1 078
1 049
259
249
Masimong
315
319
258
258
57
61
1 068
1 005
41
38
698
758
185
189
Target 1
484
423
312
225
172
198
2 785
2 704
74
62
1 042
1 081
183
191
Bambanani
(a)
328
325
174
169
154
156
834
886
25
33
727
769
59
63
Joel
279
297
223
179
56
118
468
329
31
42
533
697
146
159
Unisel
215
201
177
150
38
51
635
344
29
17
477
476
114
108
Target 3
205
154
162
127
43
27
551
482
20
35
442
392
81
82
Surface
All other surface operations
381
366
310
267
71
99
475
465
8
8
781
846
2 638
2 781
Total South Africa
4 023
3 659
3 212
2 669
811
990
22 395
21 499
575
574
8 586
8 860
4 249
4 543
International
Hidden Valley
408
359
306
312
102
47
3 636
3 347
21
48
849
775
521
503
Total international
408
359
306
312
102
47
3 636
3 347
21
48
849
775
521
503
Total operations
4 431
4 018
3 518
2 981
913
1 037
26 031
24 846
596
622
9 435
9 635
4 770
5 046
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 12)
7 201
7 349
4 431
4 018
3 518
2 981
33 232
32 195
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R15 million (2013: Rnil).
(a)
Includes Steyn 2 for the September 2013 amounts.
SEGMENT REPORT (RAND/METRIC)
for the three months ended 30 September 2014 (Unaudited)

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

US$ RESULTS
FOR THE FIRST QUARTER
ENDED
30 SEPTEMBER 2014
Q1 FY15

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

17
OPERATING RESULTS (US$/IMPERIAL)
South Africa
Hidden
Valley
Harmony
Total
Underground production
Surface production
Total
South
Africa
Three
months
Ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1 Bambanani
Joel
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t'000
Sep-14
320
150
174
286
204
202
65
161
126
89
1 777
1 774
701
433
2 908
4 685
575
5 260
Jun-14 315 178 161 272 172 227 54 168 108 78 1 733 1 725 716 428 2 869 4 602 579 5 181
Gold produced
– oz
Sep-14
42 889
19 901
27 489
34 658
22 441
33 501
23 374
17 136
15 336
14 211
250 936
7 491
7 137
10 481
25 109
276 045
27 296
303 341
Jun-14 43 500 17 104 24 531 38 195 19 805 32 086 17 651 19 901 12 603 9 999 235 375 6 173 7 234 8 616 22 023 257 398 29 868 287 266
Yield
– oz/t
Sep-14
0.134
0.133
0.158
0.121
0.110
0.166
0.360
0.106
0.122
0.160
0.141
0.004
0.010
0.024
0.009
0.059
0.047
0.058
Jun-14 0.138 0.096 0.152 0.140 0.115 0.141 0.327 0.118 0.117 0.128 0.136 0.004 0.010 0.020 0.008 0.056 0.052 0.055
Cash operating
costs
– $/oz
Sep-14
1 198
1 274
1 001
1 067
1 063
825
699
1 069
1 072
1 009
1 029
949
1 114
1 080
1 051
1 031
997
1 028
Jun-14 1 034 1 544 1 086 879 1 173 838 891 839 1 124 1 324 1 026 1 042 1 008 1 101 1 054 1 029 863 1 011
Cash operating
costs
– $/t
Sep-14
161
169
158
129
117
137
252
114
131
161
145
4
11
26
9
61
47
59
Jun-14 143 148 166 123 135 118 291 99 131 170 139 4 10 22 8 58 45 56
Gold sold
– oz
Sep-14
46 072
22 409
27 907
35 237
22 795
35 044
23 759
20 255
15 593
14 854
263 925
8 295
7 684
11 510
27 489
291 414
29 675
321 089
Jun-14 36 362 14 725 24 402 37 970 19 676 35 462 17 522 17 490 12 539 11 060 227 208 6 559 7 234 8 777 22 570 249 778 27 843 277 621
Revenue ($'000)
Sep-14
59 074
28 744
35 805
45 178
29 220
44 929
30 476
25 957
20 014
19 040
338 437
10 644
9 931
14 736
35 311
373 748
37 866
411 614
Jun-14 46 897 18 620 31 584 49 159 25 495 45 846 22 730 22 646 16 222 14 267 293 466 8 485 8 909 11 392 28 786 322 252 35 658 357 910
Cash operating
costs
($'000)
Sep-14
51 373
25 356
27 508
36 964
23 849
27 645
16 350
18 310
16 444
14 345
258 144
7 112
7 952
11 321
26 385
284 529
27 210
311 739
Jun-14 44 982 26 409 26 647 33 560 23 222 26 895 15 720 16 705 14 161 13 239 241 540 6 433 7 292 9 488 23 213 264 753 25 784 290 537
Inventory
movement
($'000)
Sep-14
2 717
3 312
170
844
118
1 293
(138)
2 372
(1)
672
11 359
894
613
925
2 432
13 791
1 256
15 047
Jun-14 (7 929) (3 223) (517) (1 131) (298) 2 038 217 (1 460) (106) 1 008 (11 401) 75 (19) 322 378 (11 023) (2 202) (13 225)
Operating costs ($'000)
Sep-14
54 090
28 668
27 678
37 808
23 967
28 938
16 212
20 682
16 443
15 017
269 503
8 006
8 565
12 246
28 817
298 320
28 466
326 786
Jun-14 37 053 23 186 26 130 32 429 22 924 28 933 15 937 15 245 14 055 14 247 230 139 6 508 7 273 9 810 23 591 253 730 23 582 277 312
Production
profit/(loss)
($'000)
Sep-14
4 984
76
8 127
7 370
5 253
15 991
14 264
5 275
3 571
4 023
68 934
2 638
1 366
2 490
6 494
75 428
9 400
84 828
Jun-14 9 844 (4 566) 5 454 16 730 2 571 16 913 6 793 7 401 2 167 20 63 327 1 977 1 636 1 582 5 195 68 522 12 076 80 598
Capital
expenditure
($'000)
Sep-14
11 553
5 160
7 913
7 758
3 765
6 838
2 280
2 859
2 715
1 898
52 739
59
47
596
702
53 441
1 965
55 406
Jun-14 13 581 5 676 9 157 7 876 4 407 7 192 3 732 3 479 2 208 2 751 60 059 65 295 668 1 028 61 087 3 192 64 279
Adjusted
operating costs
– $/oz
Sep-14
1 199
1 308
1 011
1 091
1 071
839
697
1 036
1 074
1 025
1 040
965
1 115
1 076
1 054
1 042
960
1 034
Jun-14 1 032 1 622 1 089 870 1 170 826 925 887 1 140 1 314 1 029 992 1 005 1 174 1 067 1 033 847 1 015
All-in
sustaining costs
– $/oz
Sep-14
1 492
1 568
1 317
1 350
1 281
1 066
785
1 164
1 291
1 186
1 268
973
1 150
1 169
1 104
1 254
1 163
1 245
Jun-14 1 447 2 037 1 453 1 110 1 438 1 059 1 071 1 020 1 359 1 593 1 309 1 002 1 076 1 285 1 136 1 293 1 032 1 267

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
30 September
2013
(Unaudited)
Revenue
412
358 403
1 515
Cost of sales
(401)
(469) (375)
(1 549)
Production costs
(327)
(277) (299)
(1 148)
Amortisation and depreciation
(60)
(50) (58)
(207)
Impairment of assets
–
(134) –
(135)
Other items
(14)
(8) (18)
(59)
Gross profit/(loss)
11
(111) 28
(34)
Corporate, administration and other expenditure
(10)
(11) (11)
(42)
Social investment expenditure
(2)
(2) (4)
(9)
Exploration expenditure
(8)
(11) (14)
(44)
Profit on sale of property, plant and equipment
–
3 –
3
Other expenses (net)
(18)
(4) –
(20)
Operating loss
(27)
(136) (1)
(146)
Profit from associates
–
(12) –
(10)
Profit on disposal/(impairment) of investments
–
1 (1)
1
Net gain on financial instruments
1
3 8
16
Investment income
4
6 5
21
Finance cost
(6)
(10) (6)
(27)
(Loss)/profit before taxation
(28)
(148) 5
(145)
Taxation
3
32 (4)
27
Normal taxation
–
– (5)
(2)
Deferred taxation
3
32 1
29
Net (loss)/profit for the period
(25)
(116) 1
(118)
Attributable to:
Owners of the parent
(25)
(116) 1
(118)
Loss per ordinary share (cents)
Basic loss
(6)
(27) –
(27)
Diluted loss
(6)
(27) –
(27)
The currency conversion average rates for the quarter ended: September 2014: US$1 = R10.77 (June 2014: US$1 = R10.51, September
2013: US$1 = R9.96). For year ended: June 2014: US$1 = R10.35.
The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

Figures in million
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
30 September
2013
(Unaudited)
Net (loss)/profit for the period
(25)
(116) 1
(118)
Other comprehensive income/(loss) for the period,
net of income tax
17
59 (70)
(209)
Items that may be reclassified subsequently
to profit or loss:
17
62 (70)
(206)
Foreign exchange translation
17
63 (70)
(206)
Movements on investments
–
(1) –
–
Items that will not be reclassified to profit or loss:
–
(3) –
(3)
Acturial loss recognised during the year
–
(4) –
(4)
Deferred taxation thereon
–
1 –
1
Total comprehensive loss for the period
(8)
(57) (69)
(327)
Attributable to:
Owners of the parent
(8)
(57) (69)
(327)
The currency conversion average rates for the quarter ended: September 2014: US$1 = R10.77 (June 2014: US$1 = R10.51, September
2013: US$1 = R9.96). For year ended: June 2014: US$1 = R10.35.
The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Note on convenience translations
Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21, The
Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 19 to 23.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the three months ended 30 September 2014 (Convenience translation) (unaudited)
Figures in million
Share capital
Other reserves
(Accumulated
loss)/
retained
earnings
Total
Balance – 30 June 2014
2 503
313
(73)
2 743
Share-based payments
–
6
–
6
Net loss for the period
–
–
(23)
(23)
Other comprehensive income for the period
–
16
–
16
Balance – 30 September 2014
2 503
335
(96)
2 742
Balance – 30 June 2013 2 820 343 45 3 208
Share-based payments – 4 – 4
Net profit for the period – – 1 1
Other comprehensive loss for the period – (69) – (69)
Balance – 30 September 2013
2 820 278 46 3 144
The currency conversion closing rates for the period ended 30 September 2014: US$1 = R11.32 (September 2013: US$1 = R10.05).

Figures in million
At
30 September
2014
(Unaudited)
At
30 June
2014
(Audited)
At
30 September
2013
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
2 937
3 116 3 205
Intangible assets
78
84 218
Restricted cash
3
4 4
Restricted investments
206
217 213
Deferred tax assets
7
8 9
Investments in associates
–
– 11
Investments in financial assets
–
– 4
Inventories
4
5 6
Total non-current assets
3 235
3 434 3 670
Current assets
Inventories
123
145 147
Trade and other receivables
61
90 123
Income and mining taxes
8
10 10
Restricted cash
1
1 –
Cash and cash equivalents
202
172 228
Total current assets
395
418 508
Total assets
3 630
3 852 4 178
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
2 503
4 035 2 820
Other reserves
335
(887) 278
(Accumulated loss)/retained earnings
(96)
(223) 46
Total equity
2 742
2 925 3 144
Non-current liabilities
Deferred tax liabilities
233
253 298
Provision for environmental rehabilitation
190
198 198
Retirement benefit obligation
22
23 20
Other non-current liabilities
4
9 6
Borrowings
–
270 285
Total non-current liabilities
449
753 807
Current liabilities
Borrowings
270
– 29
Income and mining taxes
1
– 2
Trade and other payables
168
174 196
Total current liabilities
439
174 227
Total equity and liabilities
3 630
3 852 4 178
The balance sheet for September 2014 converted at a conversion rate of US$1 = R11.32 (June 2014: US$1 = R10.61, September 2013:
US$1 = R10.05).
The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

Figures in million
Quarter ended
Year ended
30 June
2014
(Audited)
30 September
2014
(Unaudited)
30 June
2014
(Unaudited)
Restated*
30 September
2013
(Unaudited)
Restated
#
Cash flow from operating activities
Cash generated by operations
99
42 30
218
Interest and dividends received
2
4 3
13
Interest paid
(2)
(3) (3)
(12)
Income and mining taxes refunded
2
3 –
–
Cash generated by operating activities
101
46 30
219
Cash flow from investing activities
Increase in restricted cash
–
– –
(1)
Increase in restricted investments
–
(2) –
(2)
Proceeds on disposal of investments
–
5 –
5
Net additions to property, plant and equipment
1
(60)
(66) (69)
(257)
Cash utilised by investing activities
(60)
(63) (69)
(255)
Cash flow from financing activities
Borrowings raised
–
– 61
60
Borrowings repaid
–
– –
(44)
Cash generated by financing activities
–
– 61
16
Foreign currency translation adjustments
(11)
(1) (3)
(17)
Net increase/(decrease) in cash and cash equivalents
30
(18) 19
(37)
Cash and cash equivalents – beginning of period
172
190 209
209
Cash and cash equivalents – end of period
202
172 228
172
1
Includes capital expenditure for Wafi-Golpu and other international projects of US$1 million in the September 2014 quarter (June 2014 quarter: US$1 million)
(September 2013 quarter: US$nil) and US$1 million in the year ended 30 June 2014.
* Cash generated by operating activities and cash utilised by investing activities previously reported as US$45 million and (US$62 million) restated to US$46 million and
(US$63 million) respectively in the June 2014 quarter. This is mainly related to the change in accounting policy for IFRIC 20.
# Cash generated by operating activities and cash utilised by investing activities previously reported as US$24 million and (US$63 million) restated to US$30 million and
(US$69 million) respectively in the September 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.
The currency conversion average rates for the quarter ended: September 2014: US$1 = R10.77 (June 2014: US$1 = R10.51, September
2013: US$1 = R9.96). For year ended: June 2014: US$1 = R10.35.
Closing balance translated at closing rates of: September 2014: US$1 = R11.32 (June 2014: US$1 = 10.61, September 2013: US$1 =
R10.05).
The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

Revenue
30 September
Production cost
30 September
Production profit
30 September
Mining assets
30 September
Capital
expenditure
#
30 September
Ounces
produced
30 September
Tons milled
30 September
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
2014
2013
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
South Africa
Underground
Kusasalethu
59
47
54
39
5
8
324
344
11
12
42 889
40 896
320
363
Doornkop
29
34
29
29
–
5
295
336
5
6
19 901
24 595
149
260
Phakisa
36
32
28
27
8
5
408
451
8
9
27 489
24 274
174
172
Tshepong
45
45
38
35
7
10
350
390
7
7
34 658
33 726
286
275
Masimong
29
32
24
26
5
6
94
100
4
4
22 441
24 370
204
208
Target 1
45
43
29
23
16
20
246
269
7
6
33 501
34 755
203
211
Bambanani
(a)
30
32
16
16
14
16
74
88
2
3
23 374
24 724
65
69
Joel
26
30
21
18
5
12
41
33
3
4
17 136
22 409
161
175
Unisel
20
20
16
15
4
5
56
34
3
2
15 336
15 304
126
119
Target 3
19
15
15
13
4
2
49
48
2
4
14 211
12 603
88
90
Surface
All other surface operations
36
37
29
27
7
10
42
46
1
1
25 109
27 200
2 909
3 067
Total South Africa
374
367
299
268
75
99
1 979
2 139
53
58
276 045
284 856
4 685
5 009
International
Hidden Valley
38
36
28
31
10
5
321
333
2
5
27 296
24 917
575
555
Total international
38
36
28
31
10
5
321
333
2
5
27 296
24 917
575
555
Total operations
412
403
327
299
85
104
2 300
2 472
55
63
303 341
309 773
5 260
5 564
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$1 million (2013: US$nil).
(a)
Includes Steyn 2 for the September 2013 amounts.
SEGMENT REPORT (US$/IMPERIAL)
for the three months ended 30 September 2014 (Unaudited)

Harmony Gold Mining Company Limited
Results for the first quarter FY15 ended 30 September 2014

DEVELOPMENT RESULTS (METRIC)
Quarter ending September 2014
DEVELOPMENT RESULTS (IMPERIAL)
Quarter ending September 2014
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 277 256 7.66 174.50 1 337
B Reef 48 46 155.61 4.00 623
All Reefs
325
302
30.20
40.67
1 228
Phakisa
Basal 493 500 88.52 13.72 1 215
All Reefs
493
500
88.52
13.72
1 215
Doornkop
South Reef 340 318 65.00 8.65 562
All Reefs
340
318
65.00
8.64
562
Kusasalethu
VCR Reef 738 682 86.00 10.58 910
All Reefs
738
682
86.00
10.58
910
Total Target
(incl. Target 1 & Target 3)
Elsburg 49 12 278.00 1.06 296
Basal 45 56 20.00 68.70 1 374
A Reef 43 92 62.00 17.56 1 089
B Reef 114 90 118.00 6.64 784
All Reefs
251
250
83.12
12.09
1 005
Masimong 5
Basal 566 484 34.23 24.88 852
B Reef 182 207 89.65 34.77 3 117
All Reefs
748
691
50.83
30.10
1 530
Unisel
Basal 138 86 204.53 5.90 1 206
Leader 507 396 234.75 5.25 1 233
All Reefs
645
482
229.36
5.35
1 228
Joel
Beatrix 291 354 123.00 6.88 846
All Reefs
291
354
123.00
6.88
846
Total Harmony
Basal 1 520 1 382 58.97 18.93 1 116
Beatrix 291 354 123.00 6.88 846
Leader 507 396 234.75 5.25 1 233
B Reef 344 343 105.94 20.49 2 170
A Reef 43 92 62.00 17.56 1 089
Elsburg 49 12 278.00 1.06 296
South Reef 340 318 65.00 8.64 562
VCR 738 682 86.00 10.58 910
All Reefs
3 831
3 579
95.75
11.61
1 111
Channel
Reef
Feet
Sampled
Feet
Width
(Inch)
Value
(oz/t)
Gold
(In.oz/t)
Tshepong
Basal 909 840 3.00 5.12 15
B Reef 157 151 61.00 0.12 7
All Reefs
1 066
991
12.00
1.18
14
Phakisa
Basal 1 618 1 640 35.00 0.40 14
All Reefs
1 618
1 640
35.00
0.40
14
Doornkop
South Reef 1 114 1 043 26.00 0.25 6
All Reefs
1 114
1 043
26.00
0.25
6
Kusasalethu
VCR Reef 2 420 2 236 34.00 0.31 10
All Reefs
2 420
2 236
34.00
0.31
10
Total Target
(incl. Target 1 & Target 3)
Elsburg 159 39 109.00 0.03 3
Basal 148 184 8.00 1.97 16
A Reef 141 302 24.00 0.52 13
B Reef 375 295 46.00 0.20 9
All Reefs
823
820
33.00
0.35
12
Masimong 5
Basal 1 858 1 588 13.00 0.75 10
B Reef 597 679 35.00 1.02 36
All Reefs
2 454
2 267
20.00
0.88
18
Unisel
Basal 453 282 81.00 0.17 14
Leader 1 663 1 299 92.00 0.15 14
All Reefs
2 116
1 581
90.00
0.16
14
Joel
Beatrix 956 1 161 48.00 0.20 10
All Reefs
956
1 161
48.00
0.20
10
Total Harmony
Basal 4 986 4 534 23.00 0.56 13
Beatrix 956 1 161 48.00 0.20 10
Leader 1 663 1 299 92.00 0.15 14
B Reef 1 129 1 125 42.00 0.59 25
A Reef 141 302 24.00 0.52 13
Elsburg 159 39 109.00 0.03 3
South Reef 1 114 1 043 26.00 0.25 6
VCR 2 420 2 236 34.00 0.31 10
All Reefs
12 567
11 741
38.00
0.34
13

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:
November 5, 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director